Exhibit 99.77
News Release
FDA Confirms Date for Advisory Committee Review of the Tesamorelin New Drug Application
Montreal, Canada — March 22, 2010 — Theratechnologies (TSX:TH) today announced that the U.S. Food and Drug Administration (“FDA”) has confirmed that the Endocrinologic and Metabolic Drugs Advisory Committee will meet to review Theratechnologies’ New Drug Application (“NDA”) for tesamorelin on Thursday, May 27, 2010. The meeting will take place at The Inn and Conference Center, University of Maryland University College (3501 University Blvd. East, Adelphi, Maryland). Information related to the meeting is available on The Office of the Federal Register web site at: www.federalregister.gov
Theratechnologies submitted an NDA to the FDA on May 29, 2009, for tesamorelin, an analogue of the human growth hormone releasing factor proposed for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The FDA filed the NDA on August 12, 2009, which initiated a substantive review of the application. The Advisory Committee meeting was originally scheduled for February 24, 2010, but was postponed due to administrative delays at the FDA. As a result of this postponement, the FDA has indicated that the action goal date, which is the target date for the FDA to complete its review of the tesamorelin NDA, will be extended to July 27, 2010.
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat related to HIV-associated lipodystrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com